EXHIBIT 23.1


The Board of Directors
Petroleum Heat and Power Co., Inc.


We consent to incorporation by reference in the registration statements (No. 33-54053 and No. 333-30171) on Form S-8 and (No. 33-60741) on Form S-3, of
Petroleum Heat and Power Co., Inc. and subsidiaries of our report dated February 16, 1999, relating to the consolidated balance sheets of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1998, and the related schedule, which report appears in the December 31, 1998, annual report on Form 10-K of Petroleum Heat and Power Co., Inc.


/s/ KPMG LLP

Stamford, CT
March 17, 1999